[HUNTON & WILLIAMS LLP LETTERHEAD]

HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com

January 6, 2006	FILE NO: 21043.000530

Privileged and Confidential

By Facsimile (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr.	Dean Suehiro

                    Ms. Nicole Holden

NTELOS Holdings Corp.

Registration Statement on Form S-1

filed October 6, 2005, as amended (the “S-1”)

Registration No. 333-128849

Dear Mr. Suehiro and Ms. Holden:

On behalf of NTELOS Holdings Corp., a Delaware corporation (the “Company”), and in response to our conversations with the Staff on December 28, 2005 and December 30, 2005, we are transmitting supplementally herewith our response to the Staff’s comment letter dated December 30, 2005, pursuant to which the Staff has requested that the Company (i) classify the consideration received for the Class A shares as a liability and (ii) revise the Company’s financial statements for the periods ended June 30, 2005 (audited) and September 30, 2005 (unaudited) to reflect compensation expense related to the Class A shares because the Class A shares are a non-substantive class of equity subject to variable accounting.

We acknowledge the Staff’s comment concerning Issue 33 of EITF 00-23 as it applies to the Company’s call option on the Class A shares. With respect to the provisions of the Company’s Shareholder Agreement dated May 2, 2005, the Company respectfully disagrees with the Staff that the provisions of Issue 33(b) of the EITF apply, since the Company will only consider the exercise of the call option at the time of termination based on the economic conditions that exist at that time, including the interest of other holders of Class L shares in acquiring the Class A shares.

We also acknowledge the Staff’s comment that the Company’s Class A shares represent a non-substantive class of equity until the Company’s call option is no longer at cost or the Class A shares are exchanged into Class B common stock. We further acknowledge the Staff’s comment that compensation expense should be recorded in the Company’s financial statements related to

Mr. Dean Suehiro

Ms. Nicole Holden

January 6, 2006

the Class A shares for the periods ended June 30, 2005 (audited) and September 30, 2005 (unaudited). As discussed in more detail below, the Company respectfully disagrees with the Staff’s application of the accounting literature to the Company’s fact pattern and believes that (i) the Class A shares at all times represent a substantive class of equity and (ii) the recognition of compensation expense would not be appropriate under the circumstances.

The Company’s beliefs are supported in the following analysis of the relevant accounting literature and the facts and attributes specific to the Company’s Class A shares:

•	The employee holders of the Company’s Class A shares were required to make a substantive investment equal to the fair value of the shares at the date of grant. By analogy to Issue 40(b) of EITF 00-23, the required investment is indicative of an equity award and not a cash-settled stock appreciation right (non-substantive equity award). The investment was purchased (“early exercised”) by the employee holders at the date of grant, subject to return if employment terminates before vesting occurs and if the Company or the Class L shareholders, if applicable, then chose to exercise their right to repurchase the Class A shares following such employment termination. The employee does not have a put right and any return requires employment termination and then rests solely in the hands of the Company or the other shareholders as to whether either party exercises the call option under the Shareholders Agreement. Vesting is defined under Issue 33 to occur when the cost call feature expires. Under Issue 33, an early exercise does not disqualify an employee option award from being equity-classified. For example, under Issue 33(b), the employee option that is the subject of prepayment continues to qualify for fixed accounting. The result of the application of Issue 33 (b) is an option that is equity-classified with the prepaid strike price that is liability-classified.

•	As noted above, the employee holders of the Company’s Class A shares made a substantive investment in their purchase of these shares. The risk of loss of investment is the same as any purchaser of equity would be subject to in making an investment. The fact that the Company has a call option upon termination of employment does not mitigate the risk of loss on the investment. If the value of the Class A shares is diminished or becomes worthless, then the Company or the other shareholders would simply not repurchase the shares. We acknowledge that under paragraph 151 of Issue 33(b) there is a presumption that the call option will be exercised regardless of whether the stock has a fair value of more or less than the cost. We believe that this presumption is driven by the concern that most private companies would desire to limit the number of shareholders holding their equity securities for a number of reasons, including to stay below the limit on the number of shareholders that is

Mr. Dean Suehiro

Ms. Nicole Holden

January 6, 2006

permitted to remain a private company and to avoid having a former employee continue to hold their equity securities. The Company structured its shareholders agreement to take both of these points under consideration and believes its fact pattern would support a conclusion that there is not a presumption that the Class A shares would be repurchased.

•	First, the employee holders of Class A shares who purchased their shares in May 2005 in connection with the Company’s acquisition of NTELOS Inc. (all but one of the current Class A shareholders) are also holders of Class L shares and, since there are no call options relating to the Class L shares, any such employee holder of Class A shares will continue to be a holder of stock of the Company and thus, continue to have an ongoing shareholder relationship with the Company, whether they are holding Class L only or both Class L and Class A shares;

•	Second, due to the presence of substantial restrictions under the Shareholders Agreement on the transferability of the Class A shares only to qualified parties, the Company has put in place adequate restrictions to mitigate any concern over the number of shareholders that may hold the stock of the Company; and

•	Finally, the Shareholders Agreement has limitations in place to ensure that the number of shareholders cannot grow to a limit to cause the Company to go public.

•	Class A shares are a legal equity security with voting and dividend rights (after satisfaction of the Class L liquidation preference). While the Class A shares’ participation in dividends is subordinate to satisfaction of the liquidation preference, the proposed IPO demonstrates through the expected $30 million dividend the equal treatment of the Class A equity instrument in the participation in future dividends on an equal basis with the Class L equity security.

The Staff has referred to Issue 40(b) of EITF 00-23 in determining whether or not the Class A common stock represents a substantive class of equity. The Company does not believe that this issue has any direct relevance in this fact pattern. The Company’s Class A shares are stock-based, that is, they are an equity class of a C corporation with voting and dividend rights. The Company believes that the substantive differences that exist between a cash-settled stock appreciation right or profits-interest holder and a Class A stock holder are such that the application of Issue 40(b) to the Class A fact pattern goes far beyond what was intended by the EITF. Specifically, the Class A holders vesting and ability to participate in the risks and rewards of ownership is not contingent upon a liquidity event (IPO). In contrast, many profits interest

Mr. Dean Suehiro

Ms. Nicole Holden

January 6, 2006

require an entity-level liquidation event, such as a change in control, in order for the profits-interest holder to obtain liquidity (e.g. fully benefit from the risks and rewards of ownership). The Class A common stock is also not a cash-settled stock appreciation right because it is far from certain that the Company will exercise its call right, as further described above.

Even if Issue 40(b) would have any direct relevance, the Company believes that the Company’s Class A shares should be accounted for as a “grant of equity interest” as described in paragraph 217 of Issue 40(b). The Staff has analogized to the guidance in Issue 40(b) of EITF 00-23 in reaching the conclusion that the Company’s Class A shares are a non substantive class of equity. The Company and the Staff have acknowledged that the focus of Issue 40(b) is profits interests of pass-through entities. The Company has noted that in the EITF Working Group Report No. 6, dated September 7, 2001, the Working Group considered whether profits interests of pass-through entities can qualify for fixed accounting under APB 25 since the instruments are not stock-based. The Working Group concluded, and the EITF agreed, that profits interests were equity-based arrangements and that analogy to APB 25 was appropriate. The Working Group analysis then turned to whether, as an equity-based arrangement, a profits interest had the attributes of a restricted share grant, an option grant, or a cash-settled stock appreciation right. The final guidance included in Issue 40(b) reflects the EITF’s and Working Group’s efforts to provide high level guidance on how to distinguish among types of awards and concludes that profit interest awards should be accounted for based on their substance. The Company, by analogy, has considered the factors specified in paragraph 218 of Issue 40(b) and has concluded that the Company’s Class A shares should be accounted for as a “grant of equity interest” as described in paragraph 217 of Issue 40(b).

The Company considered the distribution priority of the Company’s Class L shares relevant to the subordinate distribution rights of the Class A shares. The guidance in paragraph 217 of Issue 40(b) describes a restricted stock award that is subordinate to existing equity as an example of an equity interest. Issue 40(b), for a profits interest with the attributes of an equity interest, would support fixed accounting similar to a restricted stock award. By analogy, the Company has considered this guidance and has concluded that the application of EITF Issue 33(a) is appropriate and that the Class A shares represent substantive equity.

Notwithstanding the discussions regarding Issue 33(b) above, even if the provisions of Issue 33(b) would apply, the Company has considered the qualitative and quantitative impact of the potential reclassification and determined the amount to be immaterial to the financial statements as presented. Applying the provisions of Issue 33(b) would result in the reclassification of only $735,000 (0.6% of stockholders equity) of the Company’s Class A equity to a deposit liability.

Mr. Dean Suehiro

Ms. Nicole Holden

January 6, 2006

The Company does not believe that an adjustment to the June 30, 2005 audited or September 30, 2005 unaudited financial statements is required based on the immaterial impact of applying Issue 33(b). The Company has also considered the impending conversion of the Class A shares to Class B shares upon closing of the IPO, the concurrent 50% vesting of the Class B (former Class A) shares at the IPO date, and the fact that this amount, if classified as a liability, would be reclassified as equity at such time. We believe that this movement between liability and equity would be confusing to the users of the financial statements.

Please direct any further questions or comments you may have regarding the foregoing to the undersigned at (404) 888-4246.

We look forward to your consideration of these matters and are available to discuss them further at your convenience.

Very truly yours,

/s/ David M. Carter
David M. Carter

Enclosures

cc:	Cheryl Grant, Esq., Securities and Exchange Commission (via facsimile (202) 772-9205)
Ms. Carmen L. Bailey, KPMG LLP (via electronic transmission)
Mr. Daniel J. Scarvey, KPMG LLP (via electronic transmission)
Mr. Michael B. Moneymaker (via electronic transmission)
R. Mason Bayler, Jr., Esq. (via electronic transmission)
David I. Meyers, Esq. (via electronic transmission)